Exhibit 99.2

NEWS FROM:

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: July 31, 2006

COOLBRANDS RECEIVES RESERVATION OF RIGHTS LETTER

FROM JPMORGAN

Toronto, Canada, July 31, 2006 - CoolBrands International Inc. (TSX: COB.A) today announced that JPMorgan Chase Bank, N.A., as Administrative Agent (JPMorgan) of two separate Credit Agreements each dated April 21, 2006, has notified the Company’s subsidiaries that it is reserving its right to terminate its commitment to lend under the Credit Agreements as a result of the previously announced breach of the covenant at a subsidiary related to a minimum level of EBITDA for the three months ended May 31, 2006. JP Morgan indicated that, while it is not terminating its commitment to lend at this time, it retains the right to do so for any reason as a result of defaults that continue to exist under the Credit Agreements.

The Company remains committed to working with JP Morgan to resolve this situation. With the assistance of its financial advisors, Duff & Phelps LLC, the Company continues to explore various strategic alternatives that may be available to it, such as the disposition of non-core assets, but there is no assurance that any particular transaction will be effected within any specific period of time, or at all.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Disney® Frozen Snacks, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge! ™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands; all other marks are used under license.

Exhibit 99.2

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.